Exhibit 99.2

Exhibit No.	Exhibit

99.2

Copies of the disclosure letters that were filed on March 23, 2023 by PLDT Inc. with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation regarding the press release entitled “Update on the December 16, 2022 Disclosure.”

March 23, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC-Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to the press release entitled “Update on the December 16, 2022 Disclosure.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A.Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,424 As of February 28, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 23, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Update on the December 16, 2022 Disclosure.
Background/Description of the Disclosure

MANILA, Philippines 23rd March 2023 -

•
The Company’s forensic review of the circumstances surrounding the elevated capital expenditure (“CapEx”) commitments disclosed on December 16, 2022 is substantially complete. The review, which was conducted by external counsel with the assistance of accounting and audit consultants, focused on the period 2019-2022 and identified no evidence of fraud, intentional concealment, or bad faith conduct on the part of any employee of the Company and no basis to restate the Company’s historical financial statements.
•
The Company has adopted and implemented, or is in the process of implementing, various operational enhancements to its policies, procedures and controls relating to CapEx management processes.
•
On December 16, 2022, the Company issued a disclosure about its elevated CapEx spend which included an estimated CapEx budget overrun of approximately PhP48 billion, net of advances to vendors. This amount represented management’s estimate of the outstanding commitments to its major vendors for the acquisition of property and equipment post-2022 after the anticipated cancellation or amendment of certain outstanding purchase orders.
•
The Company has completed discussions with its major vendors representing approximately 80% of its outstanding CapEx commitments as of December 31, 2022. That effort resulted in the Company’s entry into Settlement and Mutual Release Agreements with its major vendors in March 2023. Those agreements have the effect of reducing the Company’s outstanding commitments to these vendors for the acquisition of property and equipment post-2022 to approximately PhP33 billion, net of advances paid to these vendors.
•
The Company plans to engage in similar discussions with non-major vendors to achieve similar results.

Other Relevant Information

Please refer to the attached press release.

This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Update on the December 16, 2022 Disclosure.
Background/Description of the Disclosure

MANILA, Philippines 23rd March 2023 -

•
The Company’s forensic review of the circumstances surrounding the elevated capital expenditure (“CapEx”) commitments disclosed on December 16, 2022 is substantially complete. The review, which was conducted by external counsel with the assistance of accounting and audit consultants, focused on the period 2019-2022 and identified no evidence of fraud, intentional concealment, or bad faith conduct on the part of any employee of the Company and no basis to restate the Company’s historical financial statements.
•
The Company has adopted and implemented, or is in the process of implementing, various operational enhancements to its policies, procedures and controls relating to CapEx management processes.
•
On December 16, 2022, the Company issued a disclosure about its elevated CapEx spend which included an estimated CapEx budget overrun of approximately PhP48 billion, net of advances to vendors. This amount represented management’s estimate of the outstanding commitments to its major vendors for the acquisition of property and equipment post-2022 after the anticipated cancellation or amendment of certain outstanding purchase orders.
•
The Company has completed discussions with its major vendors representing approximately 80% of its outstanding CapEx commitments as of December 31, 2022. That effort resulted in the Company’s entry into Settlement and Mutual Release Agreements with its major vendors in March 2023. Those agreements have the effect of reducing the Company’s outstanding commitments to these vendors for the acquisition of property and equipment post-2022 to approximately PhP33 billion, net of advances paid to these vendors.
•
The Company plans to engage in similar discussions with non-major vendors to achieve similar results.

Other Relevant Information

Please refer to the attached press release.

This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

11. Item 9 (Other events)

Attached herewith is the press release entitled “Update on the December 16, 2022 Disclosure.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 23, 2023

PLDT pressrelease

Update on the December 16, 2022 Disclosure

MANILA, Philippines 23rd March 2023 -

•
The Company’s forensic review of the circumstances surrounding the elevated capital expenditure (“CapEx”) commitments disclosed on December 16, 2022 is substantially complete. The review, which was conducted by external counsel with the assistance of accounting and audit consultants, focused on the period 2019-2022 and identified no evidence of fraud, intentional concealment, or bad faith conduct on the part of any employee of the Company and no basis to restate the Company’s historical financial statements.
•
The Company has adopted and implemented, or is in the process of implementing, various operational enhancements to its policies, procedures and controls relating to CapEx management processes.
•
On December 16, 2022, the Company issued a disclosure about its elevated CapEx spend which included an estimated CapEx budget overrun of approximately PhP48 billion, net of advances to vendors. This amount represented management’s estimate of the outstanding commitments to its major vendors for the acquisition of property and equipment post-2022 after the anticipated cancellation or amendment of certain outstanding purchase orders.
•
The Company has completed discussions with its major vendors representing approximately 80% of its outstanding CapEx commitments as of December 31, 2022. That effort resulted in the Company’s entry into Settlement and Mutual Release Agreements with its major vendors in March 2023. Those agreements have the effect of reducing the Company’s outstanding commitments to these vendors for the acquisition of property and equipment post-2022 to approximately PhP33 billion, net of advances paid to these vendors.
•
The Company plans to engage in similar discussions with non-major vendors to achieve similar results.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date : March 23, 2023